Exhibit (a)(5)(ix)

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First Financial Bancorp Announces Final Results of Tender Offer

HAMILTON, Ohio, December 9, 2005 - First Financial Bancorp. (Nasdaq Symbol: “FFBC”) today announced the final results of its modified “Dutch Auction” tender offer which expired at 12:00 midnight New York time, on December 2, 2005. First Financial will purchase 3.25 million common shares at a purchase price of $19.00 per share, totaling $61.75 million. Based on the final count by Computershare Trust Company of New York, the depositary, 3,669,818 shares were properly tendered and not withdrawn at a price at or below $19.00 per share. A total of 5,208,190 shares were tendered in the offering.

Because the number of shares tendered at or below the $19.00 price per share exceeded the number of shares that First Financial offered to purchase, the resulting proration factor for such non-odd lot holders will be 88.8300965%.

The determination of the proration factor was based upon proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures) and the impact of odd lot and conditional tenders.

Payment for shares validly tendered and accepted for purchase, and the return of all shares tendered but not accepted for payment, will be made promptly by Computershare Trust Company of New York, the depositary for the offer.

The common shares purchased in the offer represent approximately 7.59% of First Financial’s common shares outstanding immediately prior to the offer. After this share purchase, First Financial will have approximately 39.58 million shares outstanding.

The dealer manager for the tender offer is Stifel, Nicolaus & Company, Incorporated and the information agent is Georgeson Shareholder Communications Inc. The depositary is Computershare Trust Company of New York. For questions and information, please call the information agent toll free at (800) 645-3320.

A $3.7 billion publicly owned bank holding company with over 4,000 shareholders, First Financial Bancorp currently operates First Financial Bank, N.A. with a total of 104 retail banking centers in Ohio, Michigan, Kentucky, and Indiana, as well as an investment-advisor affiliate. Insurance services are offered through First Financial Insurance.

First Financial Bancorp

P.O. Box 476

Hamilton, OH 45012

Analyst Contact: J. Franklin Hall

513-867-4954

frank.hall@ffbc-oh.com

Media Contact: Cheryl R. Lipp

513-867-4929

cheryl.lipp@comfirst.com